20770 Hwy 281 N., Suite 108-619

San Antonio, TX 78258

210-540-1681 (P)

November 12, 2020

VIA EDGAR

US Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Re:	Timothy Plan Definitive Proxy Statement
File Nos. 811-08228 and 333-73248

Ladies and Gentlemen:

On behalf of the Timothy Plan (the “Trust”), transmitted herewith for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 (the “1934 Act”) is Registrant’s Definitive Proxy Statement which will be used in connection with a special meeting of the shareholders of the Timothy Plan Defensive Strategies Fund (the “Fund”), a separate series of the Trust, to be held on Monday, December 21, 2020 (the “Special Meeting”). This Definitive Proxy Statement consists of a notice of meeting, the proxy statement and form of proxy. This information, including the Proxy Statement, will be mailed to the Trust’s shareholders on or about November 12, 2020.

The Trust filed its Preliminary Proxy Statement on October 28, 2020 and received comments from staff on November 9, 2020. This Definitive Proxy addresses each of those comments. Specifically:

1.	The Proxy effective date has been updated.

2.	All defined terms have been properly capitalized throughout the document.

3.	In the Notice, the former sub-adviser to the REIT allocation of the Fund is identified and the reason for its departure noted.

4.	In the Notice, the term “Fund Shareholders” has been changed to “Fund shareholders” throughout the document to make clear that it is not a defined term with a special meaning.

5.

In the Notice, the current controlling entity of BHMS and the pending successor entity have both been defined. Further, a discussion relating to an interim agreement with BHMS to cover the period from November 30 to December 21, 2020 is included in the proxy statement.

6.	In the Notice, the word “re-engage” has been changed to “re-hire” to provide a more active voice.

7.	In the Proxy Statement, the Heading entitled “Items for Consideration” has been changed to “Proposals for Consideration”.

8.	In the Proxy Statement, all references to “sole matter” have been changed to “two proposals”.

9.	In the Proxy Statement, all references to “James” have been removed and the appropriate entity substituted.

10.	The discussion relating to the pending resignation of Delaware has been amended to include the date of their announcement and the reasons for their resignation.

11.	In the Fees and Expenses Section of the Proxy Statement, a side-by-side fee table has been inserted to demonstrate that fees will not change.

12.	Under the heading, Board Considerations, a discussion of the Gartenberg factors has been added.

13.	With respect to Proposal # 2, the reasons for the matter have been explained and all references to multiple funds have been changed to a single fund.

Please direct all questions or comments regarding the foregoing to me at 866-862-1719. Thank you for your consideration.

Sincerely,

/s/ David D. Jones

DAVID D. JONES, Esq.